
11006665

Valley Bancorp, Inc.
2010 Annual Report


SEC Mail
Processing
APR 11 2011
Section

Perseverance
Determination
Achievement



About Our Company

Incorporated in 1986, Codorus Valley Bancorp, Inc. is a one-bank holding company that provides a full range of financial services through its principal subsidiary, PeoplesBank, A Codorus Valley Company. As a publicly-held corporation, common stock in Codorus Valley Bancorp, Inc. is traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, located at 105 Leader Heights Road, York, Pennsylvania 17403.

PeoplesBank, with origins dating back to 1864, is the largest independent community bank headquartered and managed in York County, Pennsylvania. Focused on acquiring and nurturing financial relationships with small and mid-sized businesses and consumers, PeoplesBank provides business, personal, and mortgage banking services as well as wealth management and real estate settlement services throughout its network of seventeen financial centers located in York County, Pennsylvania and Baltimore and Harford Counties in Maryland.

Selected Financial Data

	2010	2009	2008	2007	2006
Summary of operations *(in thousands)*					
Interest income	$ 44,027	$ 40,310	$ 36,732	$ 39,169	$ 33,319
Interest expense	13,154	16,358	15,809	18,489	15,077
Net interest income	30,873	23,952	20,923	20,680	18,242
Provision for (recovery of) loan losses	2,990	3,715	1,870	(554)	650
Noninterest income	7,574	7,497	6,665	5,688	5,465
Noninterest expense	28,116	24,491	20,044	18,368	15,890
Income before income taxes	7,341	3,243	5,674	8,554	7,167
Provision (benefit) for income taxes	1,133	(191)	1,209	2,180	1,845
Net income	6,208	3,434	4,465	6,374	5,322
Preferred stock dividends and discount accretion	980	957	-	-	-
Net income available to common shareholders	$ 5,228	$ 2,477	$ 4,465	$ 6,374	$ 5,322
Per common share					
(adjusted for stock dividends)					
Net income, basic	$ 1.28	$ 0.61	$ 1.13	$ 1.64	$ 1.38
Net income, diluted	$ 1.28	$ 0.61	$ 1.12	$ 1.61	$ 1.35
Cash dividends paid	$ 0.25	$ 0.26	$ 0.51	$ 0.56	$ 0.44
Stock dividends distributed	-	-	5%	5%	10%*
Book value	$ 14.51	$ 13.60	$ 12.99	$ 12.33	$ 11.08
Tangible book value	$ 14.44	$ 13.52	$ 12.90	$ 12.23	$ 10.96
Cash dividend payout ratio	19.6%	42.3%	45.1%	33.8%	32.0%
Weighted average shares outstanding	4,093,192	4,042,910	3,965,996	3,881,501	3,846,877
Weighted average diluted shares outstanding	4,099,475	4,042,910	3,990,956	3,965,980	3,937,050
*includes a special 5% stock dividend					
Profitability ratios					
Return on average shareholders' equity (ROE)	8.12%	4.88%	8.91%	13.91%	12.99%
Return on average assets (ROA)	0.67%	0.41%	0.71%	1.11%	1.05%
Net interest margin	3.72%	3.18%	3.63%	3.94%	3.94%
Efficiency ratio	69.9%	74.6%	70.6%	67.4%	65.1%
Net overhead ratio	2.24%	2.07%	2.14%	2.20%	2.04%
Capital ratios					
Tier 1 risk-based capital	12.5%	11.8%	10.0%	12.1%	12.0%
Total risk-based capital	13.6%	12.9%	10.8%	12.9%	12.7%
Average shareholders' equity to average assets	8.3%	8.4%	7.9%	8.0%	8.1%
Summary of financial condition at year-end					
(in thousands)					
Investment securities	$ 226,603	$ 178,454	$ 77,287	$ 84,369	$ 80,926
Loans	645,839	647,143	580,451	447,497	407,260
Assets	957,332	892,831	702,766	594,607	548,212
Deposits	806,110	722,957	598,129	511,968	456,645
Borrowings	68,805	92,748	47,779	30,660	45,339
Equity	76,539	72,012	52,181	48,415	42,786
Other data					
Number of bank offices	17	17	17	14	14
Number of employees *(full-time equivalents)*	198	201	200	179	168
Wealth Management assets, market value *(in thousands)*	$ 368,985	$ 325,482	$ 261,153	$ 320,655	$ 259,453



"I think all of our efforts, so far, have produced results... And I think as those green shoots begin to appear in different markets and as some confidence begins to come back that will begin the positive dynamic that brings our economy back...I do see green shoots."

Ben Bernanke,
Federal Reserve Chairman
March 15, 2009

Common Stock, Dividend, and Broker Information

The common shares of Codorus Valley Bancorp, Inc. are traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley had approximately 1,981 holders of record as of March 1, 2011. The following table sets forth high and low sales prices and dividends paid per common share for Codorus Valley as reported by NASDAQ during the periods indicated.

	2010			2009		
Quarter	High	Low	Dividends per share	High	Low	Dividends per share
First	$7.40	$5.00	$0.030	$9.05	$6.50	$0.120
Second	9.15	6.70	0.060	9.86	6.05	0.080
Third	8.51	7.05	0.080	7.50	5.75	0.030
Fourth	9.50	8.03	0.080	6.24	5.12	0.030

For further information, we refer you to the following market makers in our common stock:

Boenning & Scattergood, Inc.
1-800-842-8928

RBC Wealth Management
1-800-344-4413

Internet Information

Information about products and services that are offered by Codorus Valley and its subsidiaries is available on the Internet at www.peoplesbanknet.com.

Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission (SEC). Copies of this document and other SEC filings by Codorus Valley Bancorp, Inc. may be obtained electronically at PeoplesBank's website at www.peoplesbanknet.com (select About Us, then select Investor Relations, then select SEC Filings), or the SEC's website at www.sec.gov/edgarhp.htm. Copies can also be obtained without charge by writing to: Treasurer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

Annual Shareholders Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 17, 2011, at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Transfer Agent

Wells Fargo Bank, N.A., Shareowner Services, 161 North Concord Exchange, South St. Paul, MN 55075. Phone 1-800-468-9716.

Dividend Reinvestment and Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by contacting the transfer agent above.

To Our Shareholders

Two years have passed since the Standard & Poor's 500-stock index price trough. Very few investors would have expected the market to be significantly higher in the near term, yet the market's performance two years later has been amazing, with the S&P 500 up more than 90 percent. As we enter year three of this bull market, concern is rising that too many investors are now becoming overly optimistic regarding the market's future. Based upon historical data, this bull market performance appears to require future caution, as the third year of economic recovery is usually characterized by more normal returns than years one and two.

Although trends in major segments of the economy have dramatically improved since 2009, unemployment is still high at approximately 9 percent of the nation's workforce. The short story is that the economy needs to generate a much higher level of employment growth in order for more normal economic conditions to prevail, and in order to maintain positive market momentum.

While 2010 was another memorable year in the history of the nation's financial services industry, governmental reports indicate that the banking industry made strides toward its recovery last year as well. Through the perseverance and determination of its talented staff, Codorus Valley Bancorp, Inc. realized significant financial achievement last year, primarily through its financial services subsidiary PeoplesBank, A Codorus Valley Company. In 2010, Codorus Valley earned net income available to common shareholders of $5.2 million, compared to $2.5 million in 2009; an increase of $2.7 million or 111 percent year-over-year. This increase was primarily attributable to an increase in net interest income and a decrease in the provision for loan losses.

Codorus Valley's balance sheet continues to grow as total assets ended 2010 at approximately $957 million, an increase of $65 million or 7 percent above year-end 2009. Total deposits, which increased PeoplesBank's market share in York County to approximately 12 percent, ended 2010 at $806 million, an increase of $83 million or 11 percent above year-end 2009. Total loans, reflecting the lack of consumer and business confidence that continues to prevail, declined slightly to end the year 2010 at $646 million.

Additional 2010 financial performance information for Codorus Valley Bancorp, Inc. is contained in the Form 10-K.

Acquiring, building and nurturing client relationships are fundamental to the long-term success of Codorus Valley and PeoplesBank. During 2010 the Board of Directors authorized the acquisition of a formal Client Relationship Management (CRM) system, which will be implemented throughout the entire organization. CRM integrates people, processes and technology in order to maximize the relationships an organization develops with its clientele.

We are pleased that two experienced professionals have joined PeoplesBank and will focus their efforts on building and deepening client relationships. Joining the staff are Brian W. Caler, Vice President/Business Banking and Joseph P. Hackett, Vice President/Senior Private Banking Advisor. Mr. Caler will support PeoplesBank's business banking activities in the Hanover area. Mr. Hackett has joined the Wealth Management Division and will assist in developing the Private Banking Group by attracting high net worth clients to PeoplesBank.

Also during 2010, a valuable and engaged member of the Board of Directors of both Codorus Valley and PeoplesBank retired due to reaching mandatory retirement age. Mr. Donald H. Warner served our companies with distinction over his twenty-one years as a member of the Boards. Don's keen insights and executive leadership proved invaluable as the Company expanded its franchise footprint and evaluated business opportunities. We wish Don good health and safe travel in the future.

Last year's passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) marked the most far-reaching reform of the financial services industry since the 1930s Glass-Steagall Act, which separated commercial and investment banking. The Dodd-Frank Act contains regulatory mandates which include: increased focus on investor advocacy; increased regulation of financial instruments and the financial services industry; increased Board of Director fiduciary oversight; and increased guidance on shareholder proxy access, "say-on-pay" votes, executive compensation, adviser independence and incentive compensation "clawback" policies. Each of the foregoing, taken individually, creates substantial work for every financial institution, but collectively, the additional staffing and overhead necessary to fulfill these new mandates will be costly and burdensome.

While there are many aspects of the Dodd-Frank Act that are quite onerous, two that have a direct monetary impact on shareholders are the creation of the Consumer Financial Protection Bureau and the implementation of the so-called "Durbin Amendment." The Durbin Amendment required that the Federal Reserve Bank analyze the costs associated with debit card processing and, thereafter, mandate the inter-change fee that financial institutions earn when a debit card is used to consummate a consumer financial transaction. We have determined that with the implementation of the Durbin Amendment, as currently proposed, the income generated by debit-card transactions could decline by approximately $1 million and directly impact your Company's financial performance in the future.

The Dodd-Frank Act also mandates a new, start-up governmental agency entitled the Consumer Financial Protection Bureau. This new agency, with 800 employees headquartered initially in Washington, D.C., will focus its efforts on consumer regulation, consumer advocacy and financial literacy within the banking system.

It is our position that business conditions remain fragile, but have slowly improved from last year. However, the legislative and regulatory environment has shifted from being merely burdensome to financially impactful. The community banking system was not the cause of the financial meltdown or creation of the Great Recession; however, the increased costs of regulatory compliance due to the Dodd-Frank Act will be felt disproportionally among our segment of the industry, versus money-center institutions.

In spite of the foregoing, green shoots are appearing within various areas of our economy, our industry and our community. We hope that these green shoots continue to grow and multiply, not only for our current benefit, but also for future generations. To everyone associated with Codorus Valley Bancorp, Inc., thank you for your efforts on behalf of our Company and the communities we serve. And thank you, our shareholders, for your confidence, financial support and continued long-term investment in Codorus Valley Bancorp, Inc.



Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc. and PeoplesBank



PeoplesBank Directors Emeritus

M. Carol Druck
Barry A. Keller
Donald H. Warner
Bernard F. Young

Bank Officers and Managers

Thomas W. Hodgins
Senior Vice President,
Director, Maryland Banking Group

Lorrie A. Schenning
Senior Vice President, Business Banking

Stephen M. Altland
Vice President, Senior Trust Advisor

Brian W. Caler
Vice President, Business Banking

M. Scott Elliott
Vice President, Business Banking

Jeffrey E. Grove
Vice President, Business Banking

James B. Hess, III
Vice President, Business Banking

Dawn C. Paul
Vice President and Controller

Stephen T. Sherman
Vice President, Business Banking

Brady J. Barnes
Assistant Vice President, Business Banking

Rose M. Detter
Assistant Vice President,
Retail Client Relationship Manager

Stephen P. Doud
Assistant Vice President and Manager,
Information Technology

Tammy L. Ford
Assistant Vice President,
Director—Client Relationship Management

Susannah W. Groves
Assistant Vice President,
Cash Management Advisor

Steven E. Miller
Assistant Vice President, Loan Review Officer

Kelly L. Rosenzweig
Assistant Vice President,
Senior Financial Analyst

Timothy S. Wise
Assistant Vice President and Manager
Loan Services

Mary C. Buck, CBA, CRCM
Compliance Officer

Phyllis A. Crumley
Retail Services Officer

Renee K. Eberly
Senior Settlement Services Officer

Donna A. Massa
Training Officer

Debra A. Messersmith
Manager—Retail Support

Stephanie R. Miller
Manager—Trust Operations

Carol E. Montony
Manager—Client Care Center

Lindsay M. Pepper
Human Resources Officer

Mary Anne Seitz
Training Manager

Natalie L. Thompson
Human Resources Officer

Tamara L. Wildasin
Senior Commercial Credit Review Officer

Financial Center Managers

Christopher M. Aulbach
Marisa G. Baublitz
James W. Coombes
John S. Eaton, Jr., Assistant Vice President
Nathan D. Fischer
Michele K. Gowland
Carol A. Gross, Assistant Vice President
Wanda M. Harlaub
Terry R. Kernan
Connie L. Kiser
Wendy M. Livingston
Dawn M. Muir
Algard P. Shaffer, Assistant Vice President
Barbara J. Wilson, Assistant Vice President

For location information and hours, visit **www.peoplesbanknet.com**. All Financial Centers have a 24-Hour ATM on-site for client convenience and are members of the MoneyPass® ATM Network.

Codorus Valley Financial Advisors, Inc.

Officers

Harry R. Swift, Esquire
President

Larry J. Miller
Vice President and Secretary

Todd A. Tyson, CFSSP
Vice President

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Registered Representatives

Steven E. Poff
Richard B. Shuster
David J. Tushingham

SYC Settlement Services, Inc.

Officers

Harry R. Swift, Esquire
President

Larry J. Miller
Vice President and Secretary

Scott T. Weaver
Vice President

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Contact Information

To contact any Financial Center, the Client Care Center, or any bank employee, please call us at 717-846-1970 or 1-888-846-1970.

Electronic Access

Internet Banking and Online Bill Payment Services are available at **www.peoplesbanknet.com**. PhoneconnecT® 24-Hour Telephone Banking may be accessed by calling 717-747-1555 or 1-888-767-1555.

2010

Perseverance • Determination • Achievement

Codorus Valley Bancorp, Inc. • Codorus Valley Corporate Center • 105 Leader Heights Road • York, PA 17403-5137 • (717) 747-1519
www.peoplesbanknet.com

CVB12011AR



Board of Directors

Codorus Valley Bancorp, Inc. and PeoplesBank

Rodney L. Krebs
Chairman, Codorus Valley Bancorp, Inc.
and PeoplesBank
President, Springfield Contractors, Inc.

Larry J. Miller
Vice Chairman, President
and Chief Executive Officer,
Codorus Valley Bancorp, Inc. and PeoplesBank

D. Reed Anderson, Esquire
Stock and Leader
Attorney at Law

MacGregor S. Jones
Retired Automobile Dealer

William H. Simpson
Vice Chairman, Susquehanna Real Estate LP

Dallas L. Smith
President, Bruce V. Smith, Inc.

Hon. Michael L. Waugh
28th Senatorial District, York County

Corporate Officers

Codorus Valley Bancorp, Inc.

Larry J. Miller
President and CEO

Harry R. Swift, Esquire
Vice President and Secretary

Diane E. Hill, CPA
Vice President and Auditor

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

PeoplesBank Leadership Group

Larry J. Miller
President and Chief Executive Officer
717-747-1500

Jann Allen Weaver, CPA
Executive Vice President
and Chief Financial Officer
717-747-1502

Matthew A. Clemens, SPHR
Senior Vice President,
Human Resources Division
717-747-1507

Lynn D. Crenshaw
Senior Vice President,
Retail Sales and Services Division
717-747-1509

Kent A. Ketterman
Senior Vice President,
Senior Business Advisor
717-747-1506

Jeffrey A. Snyder
Senior Vice President,
Chief Lending Officer
717-747-1515

Todd A. Tyson, CFSSP, CBAP
Senior Vice President,
General Services Division
and Security Officer
717-747-1510

Harry R. Swift, Esquire
Executive Vice President and Secretary
717-747-1501

David R. Kenney
Senior Vice President,
Wealth Management Division
717-747-1557

Scott T. Weaver
Senior Vice President, Cashier,
and Chief Credit Officer
717-747-1508

Nathan A. Eifert
Vice President,
Director of Marketing
717-747-1520

Gregg A. Elicker
Vice President,
Chief Information Officer
717-747-1586

Diane E. Hill, CPA
Vice President,
Auditor
717-747-1550

Keith L. Sheffer
Vice President,
Mortgage Banking Division
717-747-1540



"I think all of our efforts, so far, have produced results... And I think as those green shoots begin to appear in different markets and as some confidence begins to come back that will begin the positive dynamic that brings our economy back...I do see green shoots."

Ben Bernanke,
Federal Reserve Chairman
March 15, 2009

Common Stock, Dividend, and Broker Information

The common shares of Codorus Valley Bancorp, Inc. are traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley had approximately 1,981 holders of record as of March 1, 2011. The following table sets forth high and low sales prices and dividends paid per common share for Codorus Valley as reported by NASDAQ during the periods indicated.

	2010			2009		
Quarter	High	Low	Dividends per share	High	Low	Dividends per share
First	$7.40	$5.00	$0.030	$9.05	$6.50	$0.120
Second	9.15	6.70	0.060	9.86	6.05	0.080
Third	8.51	7.05	0.080	7.50	5.75	0.030
Fourth	9.50	8.03	0.080	6.24	5.12	0.030

For further information, we refer you to the following market makers in our common stock:

Boenning & Scattergood, Inc.
1-800-842-8928

RBC Wealth Management
1-800-344-4413

Internet Information

Information about products and services that are offered by Codorus Valley and its subsidiaries is available on the Internet at www.peoplesbanknet.com.

Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission (SEC). Copies of this document and other SEC filings by Codorus Valley Bancorp, Inc. may be obtained electronically at PeoplesBank's website at www.peoplesbanknet.com (select About Us, then select Investor Relations, then select SEC Filings), or the SEC's website at www.sec.gov/edgarhp.htm. Copies can also be obtained without charge by writing to: Treasurer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

Annual Shareholders Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 17, 2011, at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Transfer Agent

Wells Fargo Bank, N.A., Shareowner Services, 161 North Concord Exchange, South St. Paul, MN 55075. Phone 1-800-468-9716.

Dividend Reinvestment and Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by contacting the transfer agent above.

To Our Shareholders

Two years have passed since the Standard & Poor's 500-stock index price trough. Very few investors would have expected the market to be significantly higher in the near term, yet the market's performance two years later has been amazing, with the S&P 500 up more than 90 percent. As we enter year three of this bull market, concern is rising that too many investors are now becoming overly optimistic regarding the market's future. Based upon historical data, this bull market performance appears to require future caution, as the third year of economic recovery is usually characterized by more normal returns than years one and two.

Although trends in major segments of the economy have dramatically improved since 2009, unemployment is still high at approximately 9 percent of the nation's workforce. The short story is that the economy needs to generate a much higher level of employment growth in order for more normal economic conditions to prevail, and in order to maintain positive market momentum.

While 2010 was another memorable year in the history of the nation's financial services industry, governmental reports indicate that the banking industry made strides toward its recovery last year as well. Through the perseverance and determination of its talented staff, Codorus Valley Bancorp, Inc. realized significant financial achievement last year, primarily through its financial services subsidiary PeoplesBank, A Codorus Valley Company. In 2010, Codorus Valley earned net income available to common shareholders of $5.2 million, compared to $2.5 million in 2009; an increase of $2.7 million or 111 percent year-over-year. This increase was primarily attributable to an increase in net interest income and a decrease in the provision for loan losses.

Codorus Valley's balance sheet continues to grow as total assets ended 2010 at approximately $957 million, an increase of $65 million or 7 percent above year-end 2009. Total deposits, which increased PeoplesBank's market share in York County to approximately 12 percent, ended 2010 at $806 million, an increase of $83 million or 11 percent above year-end 2009. Total loans, reflecting the lack of consumer and business confidence that continues to prevail, declined slightly to end the year 2010 at $646 million.

Additional 2010 financial performance information for Codorus Valley Bancorp, Inc. is contained in the Form 10-K.

Acquiring, building and nurturing client relationships are fundamental to the long-term success of Codorus Valley and PeoplesBank. During 2010 the Board of Directors authorized the acquisition of a formal Client Relationship Management (CRM) system, which will be implemented throughout the entire organization. CRM integrates people, processes and technology in order to maximize the relationships an organization develops with its clientele.

We are pleased that two experienced professionals have joined PeoplesBank and will focus their efforts on building and deepening client relationships. Joining the staff are Brian W. Caler, Vice President/ Business Banking and Joseph P. Hackett, Vice President/Senior Private Banking Advisor. Mr. Caler will support PeoplesBank's business banking activities in the Hanover area. Mr. Hackett has joined the Wealth Management Division and will assist in developing the Private Banking Group by attracting high net worth clients to PeoplesBank.

Also during 2010, a valuable and engaged member of the Board of Directors of both Codorus Valley and PeoplesBank retired due to reaching mandatory retirement age. Mr. Donald H. Warner served our companies with distinction over his twenty-one years as a member of the Boards. Don's keen insights and executive leadership proved invaluable as the Company expanded its franchise footprint and evaluated business opportunities. We wish Don good health and safe travel in the future.

Last year's passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) marked the most far-reaching reform of the financial services industry since the 1930s Glass-Steagall Act, which separated commercial and investment banking. The Dodd-Frank Act contains regulatory mandates which include: increased focus on investor advocacy; increased regulation of financial instruments and the financial services industry; increased Board of Director fiduciary oversight; and increased guidance on shareholder proxy access, "say-on -pay" votes, executive compensation, adviser independence and incentive compensation "clawback" policies. Each of the foregoing, taken individually, creates substantial work for every financial institution, but collectively, the additional staffing and overhead necessary to fulfill these new mandates will be costly and burdensome.

While there are many aspects of the Dodd-Frank Act that are quite onerous, two that have a direct monetary impact on shareholders are the creation of the Consumer Financial Protection Bureau and the implementation of the so-called "Durbin Amendment." The Durbin Amendment required that the Federal Reserve Bank analyze the costs associated with debit card processing and, thereafter, mandate the inter-change fee that financial institutions earn when a debit card is used to consummate a consumer financial transaction. We have determined that with the implementation of the Durbin Amendment, as currently proposed, the income generated by debit-card transactions could decline by approximately $1 million and directly impact your Company's financial performance in the future.

The Dodd-Frank Act also mandates a new, start-up governmental agency entitled the Consumer Financial Protection Bureau. This new agency, with 800 employees headquartered initially in Washington, D.C., will focus its efforts on consumer regulation, consumer advocacy and financial literacy within the banking system.

It is our position that business conditions remain fragile, but have slowly improved from last year. However, the legislative and regulatory environment has shifted from being merely burdensome to financially impactful. The community banking system was not the cause of the financial meltdown or creation of the Great Recession; however, the increased costs of regulatory compliance due to the Dodd-Frank Act will be felt disproportionally among our segment of the industry, versus money-center institutions.

In spite of the foregoing, green shoots are appearing within various areas of our economy, our industry and our community. We hope that these green shoots continue to grow and multiply, not only for our current benefit, but also for future generations. To everyone associated with Codorus Valley Bancorp, Inc., thank you for your efforts on behalf of our Company and the communities we serve. And thank you, our shareholders, for your confidence, financial support and continued long-term investment in Codorus Valley Bancorp, Inc.



Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc. and PeoplesBank

